

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Christopher J. Henderson
Executive Vice President and General Counsel
Salem Media Group, Inc.
6400 North Belt Line Road
Irving, TX 75063

      Re: Salem Media Group, Inc.
          Registration Statement on Form S-3
          Filed October 3, 2022
          File No. 333-267721

Dear Christopher J. Henderson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Attorney-Adviser, at (202) 551-3297 or at Jan Woo, Legal Branch Chief, (202) 551-3453 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Garett Sleichter, Esq.